Exhibit 1


Investor Contact:
Kiley Fleming
(615) 855-5525

DOLLAR GENERAL REPORTS INCREASED SALES FOR OCTOBER

GOODLETTSVILLE, Tennessee - November 2, 2000 --- Dollar General Corporation (NYSE: DG) today reported total retail sales for the four weeks ended October 27, 2000, equaled $345.0 million compared with $301.1 million in 1999, an increase of 14.6 percent. Same-store sales for the four-week period increased
0.1 percent versus an increase of 5.7 percent in the corresponding period a year ago.

For the third quarter ended October 27, 2000, Dollar General total sales increased 15.1 percent to $1,094.4 million from $950.4 million in the same period a year ago. Same-store sales for the 13-week period increased 0.8 percent.

For the year-to-date through October 27, 2000, Dollar General total sales increased 14.7 percent to $3,108.9 million from $2,710.2 million in the same period a year ago. Same-store sales for the 39-week period increased 0.7 percent.

Dollar General is scheduled to report third quarter earnings for the quarter ended October 27, 2000, on November 6, after the market closes. The company will host a conference call on Monday, November 6, at 5:00 p.m. EST to discuss the quarter's results and full year expectations. If you wish to participate, please call (773) 756-4602 at least 10 minutes before the call is scheduled to begin. The passcode is "Dollar General." The call will also be broadcast live online at www.dollargeneral.com. A replay of the conference call will be available until 5:00 p.m. EST on Wednesday, November 8, 2000, online or by calling (402) 998-1552.

Outlook:
For the month of November, the company expects total sales to increase 15-18% and comparable stores to increase 1-3%. Weekly sales trends are announced on Mondays after the market closes and can be attained online at www.dollargeneral.com or by calling (615) 855-5529. Information about sales trends for the first week of the November period will be available on Monday, November 6.

Dollar General operates more than 4,719 neighborhood stores in 25 states with distribution centers in Florida, Georgia, Kentucky, Mississippi, Missouri, Oklahoma and Virginia.

This press release contains historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company believes the assumptions underlying these forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties, including, but not limited to, general transportation and distribution delays or interruptions, inventory risks due to shifts in market demand, changes in product mix, interruptions in suppliers' business, fuel price and interest rate fluctuations, and costs and delays associated with building, opening and operating new distribution centers ("DCs") and stores. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

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